Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Announces Option of Non-Core Exploration Projects to Foremost
for up to $30 Million in Combined Consideration

Toronto, ON – September 24, 2024. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML; NYSE American: DNN) is pleased to announce that is has executed an option agreement (the “Option Agreement”) with a Nasdaq listed company to be renamed Foremost Clean Energy Ltd (“Foremost”) (NASDAQ:FMST) (CSE:FAT), which grants Foremost an option to acquire up to 70% of Denison’s interest in 10 uranium exploration properties (collectively, the “Transaction”). Pursuant to the Transaction, Foremost would acquire such total interests upon completion of a combination of direct payments to Denison and funding of exploration expenditures with an aggregate value of up to approximately $30 million.

David Cates, President & CEO of Denison, commented, “Denison is pleased to work with Foremost to enhance the potential for discovery on an excellent portfolio of uranium exploration properties that would otherwise receive little attention from Denison with our current focus on development and mining stage projects. We are impressed with Foremost’s leadership team and technical capabilities and are excited to see high-potential exploration work being carried out on these properties in the coming years.

The Transaction is structured to incentivize exploration activity, with Foremost required to invest a minimum of $8 million in exploration expenditures to retain any interests in the properties and $20 million in exploration expenditures to fully exercise the option.”

Key Transaction Highlights:

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Collaboration with Foremost is expected to increase exploration activity on a portfolio of non-core Denison properties with the potential to increase the probability of discovery within Denison’s vast Athabasca Basin exploration portfolio

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Denison to receive meaningful consideration in the form of an upfront payment in Foremost common shares (representing ~19.95% ownership interest in Foremost post transaction), cash or common share milestone payments, and up to $20 million in project exploration expenditures

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Denison retains direct interests in the optioned exploration properties and will become Foremost’s largest shareholder, while also securing certain strategic pre-emptive rights to participate in future exploration success from the optioned properties

Exploration Properties subject to the Option Agreement

The 10-project portfolio subject to the Option Agreement (the “Exploration Properties”) consists of the following properties: Murphy Lake South, Hatchet Lake, Turkey Lake, Torwalt Lake, Marten, Wolverine, Epp Lake, Blackwing, GR and CLK. See Figure 1 for the location of the optioned properties. Denison currently has 100% ownership in all of the properties except for Hatchet Lake, which is subject to a joint venture agreement with Eros Resources Corp., with Denison currently holding a 70.15% ownership interest.

Collaboration between Denison and Foremost

Foremost is expected to act as project operator during the term of the Option Agreement; however, Denison expects to leverage its significant team of technical experts based in its office in Saskatoon, Saskatchewan to support Foremost as it transitions to uranium exploration. Upon completion of Phase 1 of the Option Agreement, Denison will be the largest shareholder of Foremost, holding ~19.95% of the issued and outstanding shares of Foremost and will retain a significant direct ownership interest in the Exploration Properties. Additionally, David Cates, President and CEO of Denison, is expected to join Foremost’s Board of Directors.

Key Terms of the Transaction

Under the terms of the Option Agreement, Foremost may acquire up to 70% of Denison’s interest in the Exploration Properties. In the case of Hatchet Lake, Foremost may earn up to a 51% interest in the Hatchet Lake joint venture, representing slightly over 70% of Denison’s current ownership interest.

The Option Agreement contains three (3) phases, as summarized below:

Phase  1

To earn an initial 20% interest in the Exploration Properties (14.03% for Hatchet Lake), on or before October 7, 2024 (the “Effective Date”), Foremost must:
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Issue 1,369,810 common shares to Denison;
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Appoint a Technical Advisor to Foremost at Denison’s election; and
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Enter into an Investor Rights Agreement providing for, among other things: the appointment by Denison of up to two (2) individuals to the board of directors of Foremost; and a pre-emptive equity participation right for Denison to maintain a 19.95% equity interest in Foremost.

Phase 2

To earn an additional 31% interest in the Exploration Properties (21.75% for Hatchet Lake), on or before the date 36 months following the Effective Date, Foremost must:
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Pay Denison $2,000,000 in cash or common shares or a combination thereof, at the discretion of Foremost; and
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Incur $8,000,000 in exploration expenditures on the Exploration Properties.

If the conditions of Phase 2 are not satisfied, Foremost shall forfeit the entirety of its interests in and rights to the Exploration Properties.

Phase 3

To earn an additional 19% interest in the Exploration Properties (15.22% for Hatchet Lake), on or before the date 36 months following the successful completion of Phase 2, Foremost must:
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Pay Denison a further $2,500,000 in cash or common shares or a combination thereof, at the discretion of Foremost; and
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Incur a further $12,000,00 in exploration expenditures on the Exploration Properties.

If the conditions of Phase 3 are not satisfied, Foremost shall forfeit a portion of its interests in and rights to the Exploration Properties such that Denison’s interests in each of the Exploration Properties will be increased to 51% and operatorship shall revert to Denison.

Upon completion of either Phase 2 or Phase 3 (as applicable) of the Option Agreement, the parties will enter into a joint venture agreement in respect of each of the Exploration Properties.

About Denison

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, a feasibility study was completed for the Phoenix deposit as an in-situ recovery (“ISR”) mining operation, and an update to the previously prepared 2018 Pre-Feasibility Study was completed for Wheeler River's Gryphon deposit as a conventional underground mining operation. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and have advanced significantly, with licensing in progress and a draft Environmental Impact Study (“EIS") submitted for regulatory and public review in October 2022.

Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (“MLJV”), which includes unmined uranium deposits (planned for extraction via the MLJV's SABRE mining method starting in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the MWJV’s Midwest Main and Midwest A deposits, and a 69.44% interest in the Tthe Heldeth Túé (”THT”) and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%), and Christie Lake (JCU, 34.4508%).

In 2024, Denison is celebrating its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith	(416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on X (formerly Twitter)	@DenisonMinesCo

About Foremost

Foremost is currently named Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (FSE: F0R0) (WKN: A3DCC8) and intends to change its name to Foremost Clean Energy Ltd. in connection with the Transaction.  Assuming the effectiveness of the Transaction, Foremost will be an emerging North American uranium exploration company with interests in 10 prospective properties spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin. As global demand for decarbonization accelerates, the need for nuclear power is crucial. Foremost expects to be positioned to capitalize on the growing demand for uranium through discovery in a top jurisdiction with the objective to support the world’s energy transition goals. Alongside its exploration partner Denison, Foremost will be committed to a strategic and disciplined exploration strategy to identify resources by testing drill–ready targets with identified mineralization along strike of recent major discoveries.

Foremost also maintains a secondary portfolio of significant lithium projects at different stages of development spanning over 50,000 acres across Manitoba and Quebec. For further information please visit the company’s website at  www.foremostcleanenergy.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘potential’, ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will’ ‘be taken’, ‘occur’ or ‘be achieved’.

In particular, this news release contains forward-looking information pertaining to Denison's current intentions and objectives with respect to, and commitments set forth in, the Option Agreement and ancillary agreements and the expected benefits thereof; the assumption that the transactions set forth in the Option Agreement will be completed as described; the Company’s exploration, development and expansion plans and objectives for the Exploration Properties and other Company projects; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners and third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the parties to the Option Agreement may not complete the option phases as described and/or the exploration objective for the Exploration Properties may not be achieved. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and other work on the Company’s other properties if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, joint venture approvals, regulatory approvals, etc.). Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 28, 2024 under the heading ‘Risk Factors’ or in subsequent quarterly financial reports. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Figure 1: Detailed Map of Properties Subject to the Option Agreement